Exhibit 99.1

JD.com Announces Third Quarter 2014 Results

GMV in Q3 2014 Increases by 111% Year-Over-Year

BEIJING, Nov. 17, 2014 /PRNewswire/ — JD.com, Inc. (“JD.com” or the “Company”) (NASDAQ: JD), China’s largest online direct sales company, today announced its unaudited financial results for the quarter ended September 30, 2014.

Third Quarter 2014 Highlights[1]

•                  GMV for the third quarter of 2014 was RMB67.3 billion (US$11.0 billion), an increase of 111% compared with the third quarter of 2013.

•                  Net revenues for the third quarter of 2014 were RMB29.0 billion (US$4.7 billion), an increase of 61% from the third quarter of 2013.

•                  Net loss for the third quarter of 2014 was RMB164.4 million (US$26.8 million) and net margin was -0.6%. Non-GAAP net income for the third quarter of 2014 was RMB370.8 million (US$60.4 million) and non-GAAP net margin was 1.3%.

•                  Active customer accounts[2] increased from 22.1 million in the third quarter of 2013 to 46.1 million in the third quarter of 2014, an increase of 109%.

•                  Fulfilled orders in the third quarter of 2014 were 178.2 million, an increase of 119% from 81.5 million for the same period in 2013. Fulfilled orders placed through mobile accounted for approximately 29.6% of total orders fulfilled in the third quarter of 2014, a 534% increase compared to the same period in 2013.

[1] The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this press release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2014, which was RMB6.1380 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2] Active customer accounts are customer accounts that made at least one purchase during the specified period, whether through online direct sales or online marketplaces, which include Paipai since the third quarter of 2014.

“We maintained excellent momentum in the third quarter as we saw stronger than expected year-over-year growth in both gross merchandise volume and active customer accounts,” said Richard Liu, founder, Chairman and Chief Executive Officer of JD.com. “We solidified our market leadership through multiple initiatives to enhance customer experience, extend coverage in lower-tier cities, increase mobile penetration and position JD.com as the most trusted e-commerce platform in China.”

“GMV generated from our marketplace tripled compared to the third quarter of 2013 as we expanded our merchant base and diversified our product offerings,” continued Mr. Liu. “We also improved our mobile offerings on both the JD.com native app and our level-one access points on Weixin and Mobile QQ, spurring mobile orders to grow more than five times year-over-year. Looking forward, we will continue to improve JD.com’s customer experience by extending our industry leadership in product authenticity, rapid delivery, and superior customer service.”

“We are very pleased to deliver accelerated top line growth, while achieving higher than expected profitability in a seasonally slow quarter,” commented Sidney Huang, JD.com’s Chief Financial Officer. “We will continue to focus on investing in new strategic initiatives, improving customer experience, enhancing brand recognition and increasing penetration in lower-tier cities. I’m confident this will enable us to win customers and build market share in the years ahead.”

Recent Business Developments

•                  In July, JD Finance launched crowdfunding platform “Coufenzi” to provide funding for creative business concepts. Concurrently, JD.com also unveiled several crowdfunding projects focused on the smart hardware and popular culture industries.

•                  In August, JD.com became the first e-commerce company in China to leverage high-speed rail for shipping. Six high-speed trains travelling daily between Beijing, Shanghai and Guangzhou are used to deliver JD.com’s orders, which has reduced shipping time and enhanced JD.com’s customer experience.

•                  In October, JD.com launched the initial phase of its first cutting edge, highly-automated “Asia No.1” warehouse in Shanghai as part of an initiative to strengthen its nationwide fulfillment infrastructure. The initial phase of the warehouse, comprising total floor area of 100,000 square meters with capacity to sort up to 16,000 packages per hour, has expanded JD.com’s fulfillment ability to support its future growth.

•                  During the third quarter of 2014, JD.com significantly enhanced its advertising platform’s mobile capabilities through its collaboration with Tencent’s advertising platform. The partnership improves the ability of JD.com vendors to target relevant audiences, particularly on Weixin and Mobile QQ, and to boost mobile traffic.

•                  JD.com extended its leadership in self-operated logistics capabilities among e-commerce companies in China. As of September 30, 2014, JD.com operated 118 warehouses with an aggregate gross floor area of approximately 2.3 million square meters, 2,045 delivery stations and 1,045 pickup stations. Our delivery network covered 1,855 counties and districts as of September 30, 2014. The Company’s 211 same-day and next-day delivery program covered 130 and 815 counties and districts, respectively, as of September 30, 2014, rising from 111 and 622 counties and districts, respectively, as of June 30, 2014.

•                  JD.com had approximately 50,000 merchants on its online marketplace as of September 30, 2014 and a total of 62,051 full-time employees as of September 30, 2014.

Third Quarter 2014 Financial Results

GMV and Net Revenues. GMV for the third quarter of 2014 was RMB67.3 billion (US$11.0 billion), up 111% from the third quarter of 2013. GMV from our online direct sales and our online marketplace businesses increased from RMB24.2 billionand RMB7.7 billion, respectively, in the third quarter of 2013 to RMB40.5 billion and RMB26.8 billion, respectively, in the third quarter of 2014. GMV from electronics and home appliance products, increased from RMB20.7 billion in the third quarter of 2013 to RMB36.3 billion in the third quarter of 2014, while GMV from general merchandise and others increased from RMB11.2 billion in the third quarter of 2013 to RMB31.0 billion in the third quarter of 2014. Percentage of GMV from general merchandise and others of our total GMV increased from 35.1% in the third quarter of 2013 to 46.0% in the third quarter of 2014.

For the third quarter of 2014, JD.com reported net revenues of RMB29.0 billion (US$4.7 billion), representing a 61% increase from the same period in 2013. The increase in our GMV and net revenues were primarily due to the growth in our active customer accounts from 22.1 million in the third quarter of 2013 to 46.1 million in the third quarter of 2014, and the growth in the number of fulfilled orders from 81.5 million in the third quarter of 2013 to 178.2 million in the third quarter of 2014. Net revenues from online direct sales increased by 57%, while net revenues from services and others increased by 184% in the third quarter of 2014 as compared to the third quarter of 2013, primarily due to the increased revenues from our rapidly expanding online marketplace and advertising service.

Cost of Revenues. Our cost of revenues increased by 57% from RMB16.3 billion in the third quarter of 2013 to RMB25.5 billion (US$4.1 billion) in the third quarter of 2014. The increase was primarily due to the growth of our direct sales business.

Fulfillment Expenses. Our fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 105% from RMB1.0 billion in the third quarter of 2013 to RMB2.1 billion (US$0.3 billion) in the third quarter of 2014. This increase was primarily due to the expansion of our delivery service provided to the merchants on our marketplace and the increase in the number of fulfillment employees associated with the expansion of our fulfillment infrastructure to smaller cities.

Marketing Expenses. Our marketing expenses increased by 134% from RMB376.6 million in the third quarter of 2013 to RMB880.0 million (US$143.4 million) in the third quarter of 2014. This increase was primarily due to the amortization of intangible assets related to our strategic cooperation with Tencent.

Technology and Content Expenses. Our technology and content expenses increased by 104% from RMB251.1 million in the third quarter of 2013 to RMB512.0 million (US$83.4 million) in the third quarter of 2014. This increase was primarily due to the increase in the headcount of our technology employees, which included the addition of research and development talent after the Tencent transaction in March 2014 and the hiring of additional senior and experienced technology employees to execute our strategies to continuously improve our mobile and big data technologies.

General and Administrative Expenses. Our general and administrative expenses increased by 126% from RMB194.8 million in the third quarter of 2013 to RMB439.4 million (US$71.6 million) in the third quarter of 2014. This increase was primarily due to the amortization of intangible assets related to our strategic partnership with Tencent, the increase in share-based compensation expenses as well as the increase in staff costs associated with the increase in headcount of general and administrative employees.

Net Loss. Net loss for the third quarter of 2014 was RMB164.4 million (US$26.8 million), compared to RMB75.0 million net income for the same period last year. The change was primarily due to amortization of intangible assets resulting from assets and business acquisitions related to the Tencent strategic partnership. Non-GAAP net income[3] for the third quarter of 2014 was RMB370.8 million (US$60.4 million) as compared to RMB141.2 million in the third quarter of 2013. Non-GAAP net margin for the third quarter of 2014 was 1.3% as compared to 0.8% in the third quarter of 2013.

Net Loss Per ADS[4]. Net loss per ADS for the third quarter of 2014 was RMB0.12 (US$0.02), compared to RMB0.78 for the third quarter of 2013. Non-GAAP net income per ADS[5] for the third quarter of 2014 was RMB0.27 (US$0.04) as compared to RMB0.17 in the third quarter of 2013.

Cash Flow and Working Capital

As of September 30, 2014, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB36.3 billion (US$5.9 billion). For the third quarter of 2014, free cash flow[6] was as follows:

	For the three months ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	USD
	(In thousands)
Net cash provided by operating activities	687,295	1,430,337	233,030
Add: Impact from internet financing activities[7]	—	251,858	41,033
Less: Capital expenditures	(363,009)	(870,027)	(141,744)
Free cash flow	324,286	812,168	132,319

Our accounts payable primarily include accounts payable to suppliers associated with our online direct sales business and those to third-party sellers on our online marketplace. From late 2013, we started to provide supply chain financing to our suppliers of online direct sales business. As of December 31, 2013 and September 30, 2014, the balances of financing we provided to our suppliers amounted to RMB0.1 billion and RMB1.4 billion (US$0.2 billion), respectively. Our accounts payable turnover days[8] for online direct sales business excluding the impact from supply chain financing were 46.5 days in the third quarter of 2013 and 47.9 days in the third quarter of 2014.

Our net inventories have increased from RMB6.4 billion as of December 31, 2013 to RMB11.1 billion (US$1.8 billion) as of September 30, 2014. Our inventory turnover days[9] were 37.2 days in the third quarter of 2013 and 38.7 days in the third quarter of 2014.

Fourth Quarter 2014 Guidance

Net revenues for the fourth quarter of 2014 are expected to be between RMB32 billion and RMB33 billion, representing a growth rate between 59% and 64% compared with the fourth quarter of 2013. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Non-GAAP Measures

In evaluating our business, we consider and use non-GAAP measures, non-GAAP net income/(loss) and free cash flow, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). We define non-GAAP net income/(loss) as net loss excluding share-based compensation and amortization of intangible assets resulting from assets and business acquisitions. We define free cash flow as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchases of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net income/(loss) enables our management to assess our operating results without considering the impact of share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are non-cash charges. Free cash flow enables our management to assess our liquidity and cash flow while taking into account the impact from internet financing activities and the demands that the expansion of our fulfillment infrastructure and technology platform has placed on our financial resources. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income/(loss) is that it does not reflect all items of income and expense that affect our operations. Share-based compensation and amortization of intangible assets resulting from assets and business acquisitions have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income/(loss). One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

[3] As used in this press release, non-GAAP net income/(loss) is defined to exclude share-based compensation and amortization of intangible assets resulting from assets and business acquisitions from net loss. See “Reconciliation of GAAP and non-GAAP Results” at the end of this press release.

[4] Each ADS represents two class A ordinary shares.

[5] As used in this press release, non-GAAP net income/(loss) per weighted average shares is calculated by dividing non-GAAP net income/(loss) by the weighted average number of shares of permanent equity securities outstanding during the period. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per weighted average shares multiplied by two.

[6] As used in this press release, non-GAAP free cash flow is defined as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchases of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

[7] Internet financing activities include financial products, primarily “Jingbaobei” and “JD Baitiao”, we provide to our suppliers and customers.

[8] As used in this press release, accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period.

[9] As used in this press release, inventory turnover days for a given period are equal to average inventory balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period.

Conference Call

JD.com’s management will hold a conference call at 7:30 am Eastern Time on November 17, 2014 (8:30 pm Beijing/Hong Kong Time on November 17, 2014) to discuss the third quarter 2014 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	855-298-3404 or +1-631-5142-526
Hong Kong	800-905-927 or +852-5808-3202
Mainland China	400-1200-539
International	+65-6823-2299
Passcode:	3537070

A replay of the conference call may be accessed by phone at the following numbers until November 24, 2014:

US Toll Free:	866-846-0868
International	+61-2-9641-7900
Passcode:	3537070

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

About JD.com, Inc

JD.com, Inc. is the leading online direct sales company in China. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 118 warehouses with an aggregate gross floor area of approximately 2.3 million square meters in 39 cities, and 2,045 delivery stations and 1,045 pickup stations in 1,855 counties and districts across China, staffed by its own employees. The Company provided same-day delivery in 130 counties and districts under its 211 program and next-day delivery in another 815 counties and districts across China as of September 30, 2014.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well asJD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China

Ruiyu Li
Investor Relations
JD.com, Inc.
+86 (10) 5895-5597
IR@JD.com

Josh Gartner
Media
JD.com, Inc.
+86 (10) 5895-9315
Josh@JD.com

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	As of
	December 31, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	10,812,339	20,717,889	3,375,348
Restricted cash	1,887,387	4,614,340	751,766
Short-term investments	1,903,224	10,936,316	1,781,740
Accounts receivable, net	502,089	1,570,291	255,831
Advance to suppliers	769,765	591,391	96,349
Inventories, net	6,386,155	11,094,891	1,807,574
Prepayments and other current assets	219,102	672,381	109,542
Amount due from related parties	—	403,036	65,662
Total current assets	22,480,061	50,600,535	8,243,812
Non-current assets:
Property, equipment and software, net	1,024,428	2,158,763	351,705
Construction in progress	1,237,644	1,336,921	217,811
Land use rights, net	598,853	926,289	150,911
Intangible assets, net	215,802	7,229,288	1,177,792
Goodwill	14,649	2,622,470	427,252
Investment in equity investees	36,502	508,844	82,901
Other non-current assets	401,873	565,747	92,171
Total non-current assets	3,529,751	15,348,322	2,500,543
Total assets	26,009,812	65,948,857	10,744,355

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	As of
	December 31, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	USD
LIABILITIES
Current liabilities:
Short-term bank loans	932,826	2,842,455	463,091
Accounts payable	11,018,865	17,036,144	2,775,520
Advances from customers	2,055,625	3,754,118	611,619
Deferred revenues	208,527	368,566	60,047
Taxes payable	278,256	311,485	50,747
Amount due to related parties	—	282,092	45,958
Accrued expenses and other current liabilities	2,269,798	3,454,333	562,778
Deferred tax liabilities	6,087	43,180	7,035
Total current liabilities	16,769,984	28,092,373	4,576,795
Total liabilities	16,769,984	28,092,373	4,576,795
MEZZANINE EQUITY
Series C convertible redeemable preferred shares	7,173,263	—	—
SHAREHOLDERS’ EQUITY:
Series A and A-1 convertible preferred shares	255,850	—	—
Series B convertible preferred shares	88,241	—	—
Ordinary shares (US$0.00002 par value, 100,000,000,000 shares authorized, 2,763,756,650 shares issued and 2,724,477,608 shares outstanding as of September 30, 2014.)	199	354	58
Additional paid-in capital	6,251,869	46,938,632	7,647,219
Statutory reserves	2,648	2,648	431
Accumulated deficit	(4,263,624)	(8,805,660)	(1,434,614)
Accumulated other comprehensive loss	(268,618)	(279,490)	(45,534)
Total shareholder’s equity	2,066,565	37,856,484	6,167,560
Total liabilities, mezzanine equity, and shareholders’ equity	26,009,812	65,948,857	10,744,355

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

and Non-GAAP Net Income Per ADS

(In thousands, except per share data)

	For the three months ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	USD
Net revenues
Online direct sales	17,460,641	27,368,870	4,458,924
Services and others	577,877	1,643,133	267,698
Total net revenues	18,038,518	29,012,003	4,726,622
Operating expenses (1)(2)
Cost of revenues	(16,263,353)	(25,467,986)	(4,149,232)
Fulfillment	(1,034,679)	(2,119,297)	(345,275)
Marketing	(376,584)	(879,974)	(143,365)
Technology and content	(251,126)	(511,973)	(83,410)
General and administrative	(194,751)	(439,413)	(71,589)
Total operating expenses	(18,120,493)	(29,418,643)	(4,792,871)
Loss from operations	(81,975)	(406,640)	(66,249)
Other income/(expenses)
Interest income	85,641	197,908	32,243
Interest expense	—	(8,350)	(1,360)
Others, net	71,809	58,928	9,601
Loss before tax	75,475	(158,154)	(25,765)
Income tax expenses	(453)	(6,204)	(1,011)
Net income/(loss)	75,022	(164,358)	(26,776)
Preferred shares redemption value accretion	(739,604)	—	—
Net loss attributable to holders of permanent equity securities	(664,582)	(164,358)	(26,776)
Non-GAAP net income	141,203	370,782	60,409
Net loss per share:
Basic	(0.39)	(0.06)	(0.01)
Diluted	(0.39)	(0.06)	(0.01)
Net loss per ADS:
Basic	(0.78)	(0.12)	(0.02)
Diluted	(0.78)	(0.12)	(0.02)
Non-GAAP net income per ADS:
Basic	0.17	0.27	0.04
Diluted	0.17	0.27	0.04

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

and Non-GAAP Net Income Per ADS

(In thousands, except per share data)

	For the three months ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	USD
Weighted average shares of permanent equity securities used in computation of earnings per share:
Basic	1,706,448	2,724,478	2,724,478
Diluted	1,706,448	2,724,478	2,724,478

— Includes share-based compensation expenses as follows:

Fulfillment	(20,069)	(37,080)	(6,041)
Marketing	(2,159)	(7,688)	(1,253)
Technology and content	(8,243)	(25,967)	(4,230)
General and administrative	(32,560)	(98,201)	(15,999)

— Includes amortization of intangible assets resulting from assets and business acquisitions as follows:

Fulfillment	(3,150)	(5,616)	(915)
Marketing	—	(309,156)	(50,368)
Technology and content	—	(5,987)	(975)
General and administrative	—	(45,445)	(7,404)

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In thousands)

	For the three months ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	USD
Net cash provided by operating activities	687,295	1,430,337	233,030
Net cash used in investing activities	(1,225,560)	(8,216,361)	(1,338,606)
Net cash used in financing activities	—	(39,118)	(6,373)
Effect of exchange rate changes on cash and cash equivalents	(652)	7,055	1,149
Net decrease in cash and cash equivalents	(538,917)	(6,818,087)	(1,110,800)
Cash and cash equivalents at beginning of period	9,350,830	27,535,976	4,486,148
Cash and cash equivalents at end of period	8,811,913	20,717,889	3,375,348

JD.com, Inc.

Selected Operating Data

	For the three months ended
	September 30, 2013	September 30, 2014
Active customer accounts(1) (in millions)	22.1	46.1
Orders fulfilled(2) (in millions)	81.5	178.2
GMV(3) (in RMB billions)	31.9	67.3

(1) Active customer accounts are customer accounts that made at least one purchase during the specified period, whether through online direct sales or online marketplaces, which include Paipai.com since the third quarter of 2014.

(2) Orders fulfilled are defined as the total number of orders delivered, including the orders for products and services sold in our online direct sales business and on our online marketplace, net of orders returned.

(3) GMV is defined as the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on our website and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by us or third-party merchants who are enabled by our marketplaces. Our calculation of GMV includes shipping charges paid by buyers to sellers and excludes any transactions in our B2C business with order value exceeding RMB2,000 that are not ultimately sold or delivered and products or services on our C2C marketplace, Paipai.com, with list prices above RMB100,000 as well as transactions conducted by buyers on Paipai who make purchases exceeding RMB1,000,000 in the aggregate in a single day.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage and per share data)

	For the three months ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	USD
Net income/(loss)	75,022	(164,358)	(26,776)
Add: Share-based compensation	63,031	168,936	27,523
Add: Amortization of intangible assets resulting from assets and business acquisitions	3,150	366,204	59,662
Non-GAAP net income	141,203	370,782	60,409
Total net revenues	18,038,518	29,012,003	4,726,622
Non-GAAP net margin	0.8%	1.3%	1.3%
Non-GAAP net income per weighted average shares:
Basic	0.08	0.14	0.02
Diluted	0.08	0.14	0.02
Non-GAAP net income per ADS:
Basic	0.17	0.27	0.04
Diluted	0.17	0.27	0.04